Mail Stop 4561

April 30, 2008

Mr. Anthony Massetti
Senior Vice President and
Chief Financial Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, OH 45479

       Re: NCR Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2007
             Filed February 29, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed March 11, 2008
             File No. 001-00395

Dear Mr. Massetti:

       We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We are aware of your application for confidential treatment for portions of Exhibit 10.6 to your Form 10-K for the fiscal year ended December 31, 2006, which was submitted on March 1, 2007. Upon completion of our review of this application, we will provide comments, if any, in a separate letter to the person

designated in the application. Given that the Staff has not yet made a determination on this confidential treatment application, the statement in the exhibit index of your current Form 10-K that the SEC has granted confidential treatment for portions of Exhibit 10.6 is incorrect and should be revised.

Part I

Item 1. Business

2.   We are unable to locate any discussion of your Purchase and Manufacturing Services Agreement with Solectron Corporation and its impact on your business operations. Based on the information you have provided in your application for confidential treatment, it appears that your relationship with Solectron should be disclosed in materially complete detail. Please tell us why you have omitted any quantitative or qualitative disclosure of the Solectron agreement or the relationship you maintain with that entity.

Seasonality, page 4

3.   We note here and in other areas of your Form 10-K, including Item 3, your use of cross-references. The extensive use of cross-referencing in lieu of providing the narrative disclosure called for by an Item of Form 10-K impairs the readability of your disclosure. Please consider eliminating the use of cross-references.

Item 1A. Risk Factors, page 5

4.   Please review each risk factor heading to ensure it clearly conveys a detailed risk to investors regarding your company. Many of the headings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following: "Generating substantial revenues from our multinational operations helps to balance our risks and meet our strategic goals," and "Third-party suppliers provide important elements to our solutions." See also the headings under "Work Environment" beginning on page 9.

"**Environmental** Our historical and ongoing manufacturing activities subject us to environmental exposure," page 10

5.   We note your disclosure in this risk factor and in Note 11 to your consolidated financial statements that you have investigatory and remedial activities underway at a number of facilities to comply, or determine compliance with, environmental laws. Please advise whether you have considered disclosing under Item 1 of your Form 10-K the material effects compliance with environmental laws may have upon your capital expenditures, earnings and competitive position. See Item 101(c)(1)(xii) of Regulation S-K.

Part II

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1 Description of Business and Significant Accounting Policies

Revenue recognition, page 45

6.   We note that you enter into multiple-element arrangements which include software. Further, we note that you have removed any references to vendor-specific objective evidence of fair value and how it is determined. Please explain to us why you have removed this information from your disclosures.

7.   We note that you defer the "fair value" of your extended warranty contracts and recognize the revenue over the service period. Please define fair value as it applies to these contracts and identify the accounting literature that you are following in accounting for these arrangements.

Note 7 Income Taxes, page 56

8.   We note that your deferred tax assets declined by over $300 million in 2007 and the related valuation allowance was reduced by approximately $245 million. Please explain to us the reasons for these changes and refer to the line items provided in the table on page 58. We note that your current disclosures only appear to address the foreign operating losses in a very general manner.

Part IV

Item 15. Exhibits, Financial Statement Schedules, page 92

9.   Please file Exhibits A through K to your Purchase and Manufacturing Services Agreement with Solectron Corporation. To the extent you have requested confidential treatment for entire exhibits pursuant to your application for confidential treatment dated March 1, 2007, please make this clear in the publicly filed exhibits.

Definitive Proxy Statement filed March 11, 2008

Compensation Discussion and Analysis

III. Analysis of Compensation Decisions Made in 2007

B. Short-Term Incentives, page 26

10.	Refer to comment 7 of our letter dated August 21, 2007 relating to the Division's focused review of the company's executive compensation and other related disclosure. We continue to believe that the views expressed in our prior comment are applicable to your discussion and analysis of the compensation awarded under the 2007 Management Incentive Plan. Investors would benefit significantly from a more focused and streamlined discussion of how the application of negative discretion resulted in the actual amounts awarded under the Plan. Please assess the disclosure you provided on pages 26-30 and strive to provide crisp synopses that address how the performance of your named executive officers relative to the MIP Objectives was used to reduce cash incentive awards for 2007. See Item 402(b)(1)(v) of Regulation S-K. Consider providing an illustrative example of how the actual award amounts were calculated starting with the amount established through the EBIT formula. Please explain how the target bonus payouts for each performance objective, which you determined as a percentage of each named executive officer's salary, are used in determining the actual cash incentive awards paid to your named executive officers.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filings, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jay Ingram, Legal Reviewer at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief